                               EXHIBIT (3)(b)(2)

                           EMERALD ISLE BANCORP, INC.

                           First Amendment to By-Laws

      By written consent dated September 18, 1996, the Board of Directors of the Corporation

      VOTED: To repeal Article VIII, Section 2 of the By-laws of the Corporation and replace the repealed provision with the following:

                  Section 2. Fiscal Year

                  Except as from time to time otherwise determined by the Directors, the tax year of the Corporation shall in each year end on the last day of October, or on such other date as may be required by law and the fiscal year end for reporting purposes shall in each year end on the last day of December, or on such other date as may be required by law.